Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from

2 June 2017 to 4 July 2017

04.07.17	Transaction in own shares
03.07.17	Total Voting Rights
03.07.17	Transaction in own shares
30.06.17	Transaction in own shares
29.06.17	Transaction in own shares
29.06.17	Director/PDMR Shareholding
28.06.17	Transaction in own shares
27.06.17	Transaction in own shares
26.06.17	Transaction in own shares
23.06.17	Transaction in own shares
22.06.17	Transaction in own shares
21.06.17	Transaction in own shares
21.06.17	Director/PDMR Shareholding
20.06.17	Transaction in own shares
20.06.17	Director/PDMR Shareholding
19.06.17	Transaction in own shares
16.06.17	Transaction in own shares
15.06.17	Transaction in own shares
15.06.17	Director Declaration
14.06.17	Transaction in own shares
13.06.17	Transaction in own shares
13.06.17	Director/PDMR Shareholding
12.06.17	Transaction in own shares
09.06.17	Transaction in own shares
08.06.17	Transaction in own shares
07.06.17	Transaction in own shares
06.06.17	Transaction in own shares
06.06.17	Holding in Company
05.06.17	Transaction in own shares
02.06.17	Transaction in own shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

08.06.17 Scrip Dividend for 2016/17 Final Dividend

06.06.17 Publication of Annual Report and Accounts

02.06.17 Commencement of share buy-back programme